The PNC Financial Services Group, Inc.
Merrill Lynch
Banking & Financial Services Investor Conference
New York
November 13, 2007
Filed by The PNC Financial Services Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Sterling Financial Corporation
Commission File No. 000-16276
James E, Rohr, Chairman of The PNC Financial Services Group, Inc. (“PNC”), gave a presentation to investors on November 13, 2007 at the Merrill Lynch
Banking & Financial Services Conference in New York. This presentation was accompanied by a series of electronic slides that included information pertaining to the financial results and business strategies of PNC. The following slides and related material were posted on PNC’s website on Tuesday,
November 13, 2007.

This presentation contains forward-looking statements regarding our outlook or expectations relating to PNC’s future business, operations, financial condition, financial performance and asset quality. Forward-looking statements are necessarily subject to numerous assumptions, risks and uncertainties, which change over time.
The forward-looking statements in this presentation are qualified by the factors affecting forward-looking statements identified in the more detailed Cautionary Statement included in the Appendix, which is included in the version of the presentation materials posted on our corporate website at www.pnc.com/investorevents.  We provide greater detail regarding these factors in our 2006
Form 10-K, including in the Risk Factors and Risk Management sections, and in our current quarter 2007 Form 10-Q and other SEC reports (accessible on the SEC’s website at www.sec.gov and on or through our corporate website).
Future events or circumstances may change our outlook or expectations and may also affect the nature of the assumptions, risks and uncertainties to which our forward-looking statements are subject.  The forward-looking statements in this presentation speak only as of the date of this presentation.  We do not assume any duty and do not undertake to update those statements.
In this presentation, we will sometimes refer to adjusted results to help illustrate the impact of the deconsolidation of BlackRock near the end of third quarter 2006 and the impact of certain types of items.  Adjusted results reflect, as applicable, the following types of adjustments: (1) 2006 periods reflect the impact of the deconsolidation of BlackRock by adjusting as if we had recorded our BlackRock investment on the equity method prior to its deconsolidation; (2) adjusting the 2006 periods to exclude the impact of the third quarter 2006 gain on the BlackRock/MLIM transaction and losses on the repositioning of PNC’s securities and mortgage loan portfolios; (3) adjusting fourth quarter 2006 and the 2007 periods to exclude the net mark-to-market adjustments on PNC’s remaining BlackRock LTIP shares obligation and, as applicable, the gain PNC recognized in first quarter 2007 in connection with the company’s transfer of BlackRock shares to satisfy a portion of its BlackRock LTIP shares obligation;  (4) adjusting all 2007 and
2006 periods to exclude, as applicable, integration costs related to acquisitions and to the BlackRock/MLIM transaction; and (5)
adjusting, as appropriate, for the tax impact of these adjustments.  We have provided these adjusted amounts and reconciliations so that investors, analysts, regulators and others will be better able to evaluate the impact of these items on our results for the periods presented, in addition to providing a basis of comparability for the impact of the BlackRock deconsolidation given the magnitude of the impact of deconsolidation on various components of our income statement and balance sheet. We believe that information as adjusted for the impact of the specified items may be useful due to the extent to which these items are not indicative of our ongoing operations as the result of our management activities on those operations.  While we have not provided other adjustments for the periods discussed, this is not intended to imply that there could not have been other similar types of adjustments, but any such adjustments would not have been similar in magnitude to the amount of the adjustments shown.  In certain discussions, we may also provide revenue information on a taxable-equivalent basis by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments.  We believe this adjustment may be useful when comparing yields and margins for all earning assets.
This presentation may also include a discussion of other non-GAAP financial measures, which, to the extent not so qualified therein or in the Appendix, is qualified by GAAP reconciliation information available on our corporate website at www.pnc.com under
“About PNC – Investor Relations.”
Cautionary Statement Regarding Forward-Looking
Information and Adjusted Information

A history of execution and strong performance Clear strategies for growth A strong risk management culture PNC is differentiated by …

Building an Enduring Company with a Solid Foundation
A History of Execution
A diversified business mix
An industry-leading technology platform
Expanded distribution capabilities
Expansion into higher growth markets
A disciplined economic capital allocation process
A strong risk management process
Deepened customer relationships
A continuous improvement culture
Improved customer experience
Enhanced PNC brand
1990s 2000s Beyond
+
+
+
+
+
+
+
+
+

Highlights
Strong Performance in a Tough Environment
Reported nine month earnings of $3.85 per diluted share versus $7.46 last year
Adjusted nine month earnings¹
of $4.00 per diluted share versus $3.77 last year
Primary businesses met or exceeded expectations
Diverse revenue streams delivering strong results despite market volatility
Continued to create year-to-date positive operating leverage on an adjusted basis²
Maintaining a moderate risk profile and flexible balance sheet
Total Shareholder Return :
Year-to-date 1
One-year 1
Three-year 1
Five-year 1
(1) Adjusted earnings are reconciled to GAAP earnings in the Appendix.
(2) GAAP basis operating leverage for the year-to-date period was negative due to the impact of the third quarter 2006 gain from the
BlackRock/MLIM transaction and is reconciled in the Appendix.
(3) As of November 2, 2007.  Ranking versus super-regional banks identified in the Appendix.  Source:  SNL DataSource.
Peer Rank
3
st
st
st
st

Segment Earnings Contribution
*
Business Leadership
Our Diversified Business Mix
Retail Banking
- A leading community bank in PNC major markets
- One of the nation’s largest bank wealth
management firms
Corporate & Institutional Banking
- Top 10 Treasury Management business
- The nation’s 4   largest lead arranger of asset-
based loan syndications
- Harris Williams - one of the nation’s largest M&A
advisory firms for middle-market companies
BlackRock
- A global asset management company with $1.3
trillion in assets under management
PFPC
- Among the largest providers of mutual fund
transfer agency and accounting and
administration services in the U.S.
Winning in
the
Payments
Space
A Premier
Middle-
market
Franchise
A Leading
Global
Servicing
Platform
World Class
Asset
Manager
For the nine months ended September 30, 2007
$ millions
$341
$678
$176
$96
*Business earnings reconciled to GAAP net income of $1,289 million in the Appendix.  BlackRock segment earnings are adjusted to exclude our pretax share of BlackRock/MLIM integration costs totaling $4 million.
Contribution
53%
26%
14%
7%
th

A history of execution and strong performance Clear strategies for growth A strong risk management culture PNC is differentiated by …

Focus on fee-based drivers Maintain and grow our deposit advantage Create positive operating leverage Capture new market opportunities Enhance brand awareness Strategies for Growth

0%
10%
20%
30%
40%
50%
60%
70%
USB FITB WFC WB STI BBT KEY RF NCC CMA
Differentiated Fee-Based Businesses
Source: SNL DataSource, PNC as reported
For the nine months ended September 30, 2007
PFPC &
BLK
Noninterest Income to Total Revenue
PNC

0
250
500
750
1,000
1,250
Consumer DDA HHs
using online banking
Executing on Growth Drivers
$0
$200
$400
$600
$800
Retail C&I
Key Drivers: Key Drivers:
Payments Business
Wealth Management
Key Drivers: Key Drivers:
Fee based Businesses
Deposit Franchise
(1) Represents consolidated PNC amounts for the nine months ended September 30, 2007.
Sept 06
Sept 07
Treasury
Management
Midland Loan
Services
Capital
Markets
Sept 06
Consumer DDA HHs
using online bill pay
1
Focus on Deepening Relationships
Major Product Revenue
For the nine
months ended
Sept 06 Sept 07 Sept 07 As of:
Small Business
Brokerage
Disciplined
Lending

$0
$100
$200
$300
$400
$500
$600
$700
$0
$300
$600
$900
$1,200
$1,500
Executing on Growth Drivers
PFPC
BlackRock
Key Drivers: Key Drivers:
Business Model
Transformation
Key Drivers: Key Drivers:
Expanded Distribution
Strengthened Platform
Sept 06 Sept 07
Assets Under Management
$1.1T
$1.3T
(1) Reflects BlackRock entity AUM.  Not included in PNC AUM following deconsolidation of BlackRock in September 2006.
Emerging Product Revenue
Core Product Revenue
Sept 06 Sept 07
21%
28%
72%
79%
Emerging
product
revenue
3-yr CAGR
18%
1
Focus on High Growth Products
Focus on Gathering Assets
at period end
For the nine
months ended
High Margin, High
Growth Products
Broadened
Product Set

Interest-bearing deposits +20% +14%
Noninterest-bearing deposits +22% +0%
Total deposits +20% +11%
YTD07 vs. YTD06
Executing on Our Strategy to Gather
Low Cost Deposits
Source: SNL DataSource, PNC as reported. Peers reflects average of the super-regional banks identified in the Appendix other than PNC
34%
27%
23%
16%
Consumer
Corporate Banking,
Treasury Management
and Other
Midland
Small
Business
PNC Has Been Focused on Growing
Noninterest-Bearing Deposits…
Year-to-Date Average Balances
PNC Peers
Contribution to Average
Noninterest-Bearing Deposits
As of 9/30/07
Through Multiple Channels

$0
$1
$2
$3
$4
$5
$6
$7
2004 2005 2006
Revenue
9%
Creating Positive Operating Leverage
Generating Capital by Growing Revenues Faster Than Expenses
billions
Compound Annual
Growth Rate
(2004 – 2006)
Adjusted Revenue
(as reported $5.5 billion, $6.3 billion, $8.6 billion for 2004, 2005, 2006, respectively)
Adjusted Noninterest Expense
(as reported $3.7 billion, $4.3 billion, $4.4 billion for 2004, 2005, 2006, respectively)
Adjusted Net Income
(as reported $1.2 billion, $1.3 billion, $2.6 billion for 2004, 2005, 2006, respectively)
Net Income
12%
$1.2
$1.3
$1.5
Expense
7%
Revenue                +20%
Expense                  +15%
Net Income            +19%
Trend Continues¹
(1) As reported: revenue (28%), expense (11%), net income (42%). Adjusted amounts are reconciled to GAAP in the Appendix.
Nine months ended September 30, as adjusted
2007 vs 2006

Executing on Our Acquisition Strategy
76% of PNC Pro Forma Branches Located Between the Hudson and Potomac Rivers
PNC Branches prior to 2004
Sterling Financial Corp. Pending
Yardville National Bancorp 10/26/07
Mercantile Bankshares Corp. 3/2/07
Riggs National Corp. 5/13/05
United National Bancorp 1/1/04
New York
New York
Delaware
Delaware
Virginia
Virginia
New Jersey
New Jersey
Pennsylvania
Pennsylvania
Maryland
Maryland
Kentucky
Kentucky
Indiana
Indiana
Ohio
Ohio
West West
Virginia Virginia

PNC
United Trust
Riggs
Mercantile
Yardville
Sterling*
PNC

PNC
United Trust
Riggs
Mercantile
Yardville
Sterling*
PNC

$60,949
$56,250
$69,270
$54,620
$73,965
$69,363
$66,273
Improving Our Demographics
3.7%
6.0%
2.0%
3.4%
8.4%
10.0%
3.9%
2003 Proforma
Acquisitions
2003 Proforma
Acquisitions
Amounts based on data at time of acquisition announcement.  United Trust data reflects demographics of footprint counties weighted by households.  Mercantile, Yardville and Sterling data reflect demographics of footprint counties of that company, or by MSA in the case of
Riggs, weighted by deposits.  PNC 2003 and PNC Proforma amounts reflect demographics, weighted by deposits, of PNC’s 68 county footprint and 105 county footprint, respectively, including the impact of PNC’s ongoing branch optimization process.  PNC and Mercantile headquarter offices excluded for purposes of deposit weighting. Source: SNL DataSource. *Pending.
Median Household Income Projected 5-Year Population Growth

PNC (2)
United National
Riggs National
Mercantile
Yardville
Sterling

(1) United, Riggs, Mercantile and Yardville based on the most recent published reporting quarter prior to closing.  Sterling based on most recent 10-Q reporting quarter and excludes its Equipment Finance, LLC unit and rental income on operating leases. Source: SNL DataSource and Company 10-Q.
Bringing the Power of PNC to New Clients
Expanding Distribution of Fee-based Products
50%
24%
40%
29%
9%
27%
Noninterest income to total revenue¹
Wealth Management
Brokerage
Credit Card
Payment Services
Treasury
Management
Small Business
M&A Advisory
Services
Capital Markets
Opportunities
(2) For the nine months ended September 30, 2007, not including PFPC and BlackRock.  Reconciled to noninterest income to total revenue on a GAAP basis of 58% in the Appendix.

16% CAGR
Thousands

+47% Fee Growth
millions

+310 Basis Points

PNC

$0
$4
$8
$12
$16
$20
1Q06 3Q07
Asset Management Service Charges
Brokerage Corporate Services
Consumer and Other
Execution in the Greater Washington
Area (“GWA”)
40.5%
43.6%
0
25
50
75
100
125
Deepening Relationships and Growing Noninterest Income*
GWA noninterest income
to total revenue
PNC - GWA Retail Relationships
(1) Riggs transaction completed May 2005
PNC GWA Region
*Excludes the impact of Mercantile
June 30
2005¹
Sept 30
2007
PNC - GWA Fee Growth
+14%
+48%
+45%
+96%
+38%
GWA business checking relationships
GWA consumer checking relationships
1Q06
3Q07

Albridge Solutions, Inc.¹
Will extend PFPC’s capabilities into the delivery of knowledge-based information services through relationships with:
- 150 financial institutions and
- More than 100,000 financial advisors
With more than $1 trillion in
assets under management
To…
Integrated
Provider
Investing in Our Business Segments
Transforming the PFPC Business Model
From
Processor
Unified client views
Performance reporting
(1) Pending

What bank is poised to deliver value all along the East Coast?
PNC
We'll give you three hints.
PNC Bank
Platinum
4000 0000 0000 0000
JOHN Q. SAMPLE
VISA
MERCANTILE
PNC
LEADING THE WAY
Leading the Way...
Führen der Weg
Шествование
Mener la Façon
Dirigir o Meio
Ir adelante
ATM FEES
PNCBANK
PNC Bank Online Bill Pay
Runtime 4:12
"Paying Bills the Easy Way"

Key Initiatives
Redesigned and
simplified checking
product
Launched regional credit
card product
Redesigned PNC.com
Leveraging existing
relationships with
affluent clients
Partnering with the
Gallup Organization to
improve the customer
experience
(1) Customer Experience Benchmarks and Best Practices, Winning customers Online, Change Sciences Research, March 2007
PNC.com personal banking website
ranked in the top 10 for leading banks²
Investing in Our Brand to Drive Growth

A history of execution and strong performance Clear strategies for growth A strong risk management culture PNC is differentiated by…

New Credit Risk
Rating System
Improved Credit
Training
PNC’s Credit Culture Evolution
Adherence to
“Target Zone” of
Losses
Organizational
Independence
Early Workout
Intervention
Credit Culture Evolution
(2000 – Present)
Focus on Getting Paid
Per Unit of Risk
Help
Talk
Listen
Teamwork
“Focus on the Front Door”
Proactive Process Driven by Returns
Not overly concentrated
in any area
More granularity
Limited exposure to
leveraged lending
Strong origination and
distribution capabilities
Manage
the Back Door

High Quality Consumer Loan Portfolio
Auto
5%
Residential
Mortgage
35%
Composition of Consumer Loan and Residential Mortgage Portfolio
As of September 30, 2007
Home Equity Portfolio
Credit Statistics
First lien positions 39%
In-footprint exposure 93%
Weighted average:
Loan to value 72%
FICO scores 726
Net charge-offs¹
0.18%
90 days past due 0.30%
Other
8%
Home
Equity
52%
Residential Mortgage Portfolio
Credit Statistics
Weighted average:
Loan to value 67%
FICO scores 747
Net charge-offs¹
0.01%
90 days past due 1.20%
(1) For the three months ended September 30, 2007.

0.0%
0.1%
0.2%
0.3%
0.4%
0.5%
0.0%
0.1%
0.2%
0.3%
0.4%
0.5%
0.6%
Home Equity Credit Trends
% of outstandings
Delinquency Ratio  90+ Days Net Charge-Offs
PNC¹
RMA
Source:  The Risk Management Association (“RMA”) Consumer Loan Studies, Home Equity
% of average outstandings
PNC¹
RMA
(1) Not including Mercantile prior to 3Q07.
2005 2004
2006
3Q07 2005
2004
2006 3Q07

0.2%
0.5%
0.7%
1.0%
1.2%
1.5%
2Q02 2Q03 2Q04 2Q05 2Q06 2Q07 3Q07
0.00%
0.10%
0.20%
0.30%
0.40%
0.50%
0.60%
0.70%
0.80%
2002 2003 2004 2005 2006 3Q07
Disciplined Approach Leads to Strong
Asset Quality
Asset Quality Compared to Peers
Net Charge-offs to Average Loans
(Year to date)
PNC
Peer Group
Source: SNL DataSource, PNC as reported
PNC 2005 net charge-off ratio excludes $53 million loan recovery.  The ratio was 0.06% including the recovery.
Peer group reflects average of super-regional banks identified in the Appendix other than PNC
Nonperforming Assets to Loans, Loans
Held for Sale and Foreclosed Assets
PNC
Peer Group
*
*

Duration of equity
Loans to deposits ratio
Fee income to revenue percentage
Demand deposits as % of total deposits
EPS impact of gradual +100bps parallel shift
MBS & mortgage loans as % of average earning assets
Linked quarter change in deposits to average earning assets
Relevant Factors
Well Positioned for the Yield Curve

Summary A demonstrated history of execution and strong performance Clear strategies to maintain growth Sound risk management processes Well Positioned to Create Value

Cautionary Statement Regarding
Forward-Looking Information
Appendix
We make statements in this presentation, and we may from time to time make other statements, regarding our outlook or expectations for earnings, revenues, expenses and/or other matters regarding or affecting PNC that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act.
Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “will”, “project”
and other similar words and expressions.
Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made.  We do not assume any duty and do not undertake to update our forward-looking statements.  Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements, and future results could differ materially from our historical performance.
Our forward-looking statements are subject to the following principal risks and uncertainties.  We provide greater detail regarding some of these factors in our
Form 10-K for the year ended December 31, 2006, including in the Risk Factors and Risk Management sections of that report, and in our current quarter 2007
Form 10-Q and other SEC reports.  Our forward-looking statements may also be subject to other risks and uncertainties, including those that we may discuss elsewhere in this presentation or in our filings with the SEC, accessible on the SEC’s website at www.sec.gov and on or through our corporate website at
www.pnc.com under “About PNC – Investor Relations – Financial Information.”
•Our businesses and financial results are affected by business and economic conditions, both generally and specifically in the principal markets in which we operate.  In particular, our businesses and financial results may be impacted by —
•Changes in interest rates and valuations in the debt, equity and other financial markets.
•Disruptions in the liquidity and other functioning of financial markets, including such disruptions in the markets for real estate and other assets commonly securing financial products.
•Actions by the Federal Reserve and other government agencies, including those that impact money supply and market interest rates.
•Changes in our customers’, suppliers’ and other counterparties’ performance in general and their creditworthiness in particular.
•Changes in customer preferences and behavior, whether as a result of changing business and economic conditions or other factors.
•A continuation of recent turbulence in significant portions of the global financial markets could impact our performance, both directly by affecting our revenues and the value of our assets and liabilities and indirectly by affecting the economy generally.
•Our operating results are affected by our liability to provide shares of BlackRock common stock to help fund certain BlackRock long-term incentive plan (“LTIP”)
programs, as our LTIP liability is adjusted quarterly (“marked-to-market”) based on changes in BlackRock’s common stock price and the number of remaining committed shares, and we recognize gain or loss on such shares at such times as shares are transferred for payouts under the LTIP programs.
•Competition can have an impact on customer acquisition, growth and retention, as well as on our credit spreads and product pricing, which can affect market share, deposits and revenues.

•Our ability to implement our business initiatives and strategies could affect our financial performance over the next several years.
•Legal and regulatory developments could have an impact on our ability to operate our businesses or our financial condition or results of operations or our competitive position or reputation.  Reputational impacts, in turn, could affect matters such as business generation and retention, our ability to attract and retain management, liquidity, and funding.  These legal and regulatory developments could include:  (a) the unfavorable resolution of legal proceedings or regulatory and other governmental inquiries; (b) increased litigation risk from recent regulatory and other governmental developments; (c) the results of the regulatory examination process, our failure to satisfy the requirements of agreements with governmental agencies, and regulators’ future use of supervisory and enforcement tools;  (d) legislative and regulatory reforms, including changes to laws and regulations involving tax, pension, education lending, and the protection of confidential customer information;  and (e) changes in accounting policies and principles.
•Our business and operating results are affected by our ability to identify and effectively manage risks inherent in our businesses, including, where appropriate, through the effective use of third-party insurance, derivatives, and capital management techniques.
•Our ability to anticipate and respond to technological changes can have an impact on our ability to respond to customer needs and to meet competitive demands.
•The adequacy of our intellectual property protection, and the extent of any costs associated with obtaining rights in intellectual property claimed by others, can impact our business and operating results.
•Our business and operating results can also be affected by widespread natural disasters, terrorist activities or international hostilities, either as a result of the impact on the economy and capital and other financial markets generally or on us or on our customers, suppliers or other counterparties specifically.
•Also, risks and uncertainties that could affect the results anticipated in forward-looking statements or from historical performance relating to our equity interest in BlackRock, Inc. are discussed in more detail in BlackRock’s 2006 Form 10-K, including in the Risk Factors section, and in BlackRock’s other filings with the SEC, accessible on the SEC’s website and on or through BlackRock’s website at www.blackrock.com.
We grow our business from time to time by acquiring other financial services companies, including our pending Sterling Financial Corporation (“Sterling”)
acquisition.  Acquisitions in general present us with risks other than those presented by the nature of the business acquired.  In particular, acquisitions may be substantially more expensive to complete (including as a result of costs incurred in connection with the integration of the acquired company) and the anticipated benefits (including anticipated cost savings and strategic gains) may be significantly harder or take longer to achieve than expected.  In some cases, acquisitions involve our entry into new businesses or new geographic or other markets, and these situations also present risks resulting from our inexperience in these new areas.  As a regulated financial institution, our pursuit of attractive acquisition opportunities could be negatively impacted due to regulatory delays or other regulatory issues.  Regulatory and/or legal issues related to the pre-acquisition operations of an acquired business may cause reputational harm to PNC following the acquisition and integration of the acquired business into ours and may result in additional future costs arising as a result of those issues.
Any annualized, proforma, estimated, third party or consensus numbers in this presentation are used for illustrative or comparative purposes only and may not reflect actual results.  Any consensus earnings estimates are calculated based on the earnings projections made by analysts who cover that company.  The analysts’ opinions, estimates or forecasts (and therefore the consensus earnings estimates) are theirs alone, are not those of PNC or its management, and may not reflect PNC’s, Sterling’s or other company’s actual or anticipated results.
Cautionary Statement Regarding
Forward-Looking Information (continued)
Appendix

The PNC Financial Services Group, Inc. and Sterling Financial Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States
Securities and Exchange Commission (the “SEC”).  WE URGE INVESTORS TO READ THE PROXY
STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION
WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors will be able to obtain these documents free of charge at the SEC’s web site at
http://www.sec.gov.  In addition, documents filed with the SEC by The PNC Financial Services Group, Inc.
will be available free of charge from Shareholder Relations at (800) 843-2206.  Documents filed with the
SEC by Sterling Financial Corporation will be available free of charge from Sterling Financial Corporation by contacting Shareholder Relations at (877) 248-6420.
The directors, executive officers, and certain other members of management and employees of Sterling
Financial Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Sterling Financial Corporation.  Information about the directors and executive officers of
Sterling Financial Corporation is included in the proxy statement for its May 8, 2007 annual meeting of shareholders, which was filed with the SEC on April 2, 2007.  Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Additional Information About The PNC/Sterling
Financial Corporation Transaction
Appendix

Non-GAAP to GAAP
Reconcilement
Earnings Summary – Nine Months Ended
Appendix
NINE MONTHS ENDED
In millions, except per share data Adjustments,
Net Diluted
Adjustments,
Net Diluted
Pretax
Income EPS
Pretax
Income EPS
Net income, as reported $1,289 $3.85 $2,219 $7.46
Adjustments:
  BlackRock LTIP (a) $(1) (1)
  Integration costs (b) 72                  49                  .15                 $91 39                  .13
  Gain on BlackRock/MLIM transaction (c) (2,078) (1,293)            (4.35)
  Securities portfolio rebalancing loss (c) 196 127                .43
  Mortgage loan portfolio repositioning loss (c) 48 31                  .10
Net income, as adjusted $1,337 $4.00 $1,123 $3.77
(c) Included in noninterest income on a pretax basis.
September 30, 2007 September 30, 2006
(a) Includes the impact of the gain recognized in connection with PNC's transfer of BlackRock shares to satisfy a portion of our BlackRock LTIP shares obligation and the net mark-to-market adjustment on our remaining BlackRock LTIP shares obligation.
(b) In addition to acquisition integration costs related to recent or pending PNC acquisitions reflected in the 2007 period presented, both the 2007 and the 2006 periods presented include BlackRock/MLIM transaction integration costs. BlackRock/MLIM transaction integration costs recognized by PNC for the first nine months of 2007 were included in noninterest income as a negative component of the "Asset management" line item, which includes the impact of our equity earnings from our investment in
BlackRock. The first nine months of 2006 BlackRock/MLIM transaction integration costs were included in noninterest expense.

Non-GAAP to GAAP
Reconcilement
Income Statement Summary – For the Nine Months Ended September 30
Appendix
NINE MONTHS ENDED
In millions As Reported  Adjustments
As Adjusted (a)
As Reported  Adjustments
As Adjusted (b)
Net interest income $2,122 $2,122 $1,679 ($10) $1,669
Net interest income:
% Change As
Reported
% Change As
Adjusted
Loans
806 806 682 (10) 672 18% 20%
Deposits 1,316 1,316 997 997 32% 32%
Noninterest Income 2,956 $4 2,960 5,358 (2,777) 2,581 (45%) 15%
Total revenue 5,078 4 5,082 7,037 (2,787) 4,250 (28%) 20%
Loan net interest income as a % of total revenue 15.9% 15.9% 9.7% 15.8%
Deposit net interest income as a % of total revenue
25.9% 25.9% 14.2% 23.5%
Noninterest income as a % of total revenue
58.2% 58.2% 76.1% 60.7%
Provision for credit losses 127 127 82 82
Noninterest income
2,956 4 2,960 5,358 (2,777) 2,581
Noninterest expense 3,083 (67) 3,016 3,474 (856) 2,618 (11%) 15%
Income before minority interest
and income taxes 1,868 71 1,939 3,481 (1,931) 1,550
Minority interest in income
of BlackRock 47 (47)
Income taxes 579 23 602 1,215 (788) 427
Net income $1,289 $48 $1,337 $2,219 ($1,096) $1,123 (42%) 19%
September 30, 2007 September 30, 2006
OPERATING LEVERAGE - NINE MONTHS ENDED As Reported As Adjusted
Total revenue (28%) 20%
Noninterest expense (11%) 15%
Operating leverage  (17%) 5%
2006 to 2007 Change
(a) Amounts adjusted to exclude the impact of the following pretax items: (1) the gain of $83 million recognized in connection with PNC's transfer of BlackRock shares to satisfy a portion of our BlackRock LTIP shares obligation, (2) the net mark-to-market adjustment totaling $82 million on our remaining BlackRock LTIP shares obligation, and (3) acquisition and BlackRock/MLIM transaction integration costs totaling $72 million. The net tax impact of these items is reflected in the adjustment to income taxes.
(b) Amounts adjusted to exclude the impact of the following pretax items: (1) the gain of $2.078 billion on the BlackRock/MLIM transaction, (2) the loss of $196 million on the securities portfolio rebalancing, (3) BlackRock/MLIM transaction integration costs of $91 million for the first nine months of 2006, and (4) the mortgage loan portfolio repositioning loss of $48 million. The net tax impact of these items is reflected in the adjustment to income taxes. We believe that information as adjusted for the impact of these items may be useful due to the extent to which these items are not indicative of our ongoing operations as the result of our management activities. Additionally, the amounts are also adjusted as if we had recorded our investment in BlackRock on the equity method. We believe that providing amounts adjusted as if we had recorded our investment in BlackRock on the equity method for all periods presented helps provide a basis of comparability for the impact of the BlackRock deconsolidation given the magnitude of the impact on various components of our consolidated income statement.

Non-GAAP to GAAP
Reconcilement
Income Statement Summary – For the Three Months Ended
Appendix
For the three months ended September 30, 2007 PNC PNC
In millions As Reported Adjustments (a) As Adjusted Reported Adjusted
Net interest income $761 $761
Loan net interest income 294 294 5% 5%
Deposit net interest income 467 467 2% 2%
Provision for credit losses 65 65
Net interest income less provision for credit losses 696 696
Asset management 204 $2 206
Other 786 50 836
Total noninterest income 990 52 1,042 2% 7%
Compensation and benefits 553 (16) 537
Other 546 (25) 521
Total noninterest expense 1,099 (41) 1,058 6% 3%
Income before income taxes 587 93 680
Income taxes 180 31 211
Net income $407 $62 $469 (4%) 8%
For the three months ended June 30, 2007 PNC PNC
In millions As Reported Adjustments (b) As Adjusted
Net interest income $738 $738
Loan net interest income 280 280
Deposit net interest income 458 458
Provision for credit losses 54 54
Net interest income less provision for credit losses 684 684
Asset management 190 $1 191
Other 785 1 786
Total noninterest income 975 2 977
Compensation and benefits 544 (9) 535
Other 496 (6) 490
Total noninterest expense 1,040 (15) 1,025
Income before income taxes 619 17 636
Income taxes 196 6 202
Net income $423 $11 $434
% Change vs. June 30, 2007
(a) Includes the impact of the following items on a pretax basis: $50 million net loss related to our BlackRock LTIP shares obligation and $43 million of acquisition and BlackRock/MLIM transaction integration costs. The net tax impact of these items is reflected in the adjustment to income taxes.
(b) Includes the impact of the following items on a pretax basis: $16 million of acquisition and BlackRock/MLIM transaction integration costs and $1 million net loss related to our BlackRock LTIP shares obligation. The net tax impact of these items is reflected in the adjustment to income taxes.

Non-GAAP to GAAP
Reconcilement
Income Statement Summary – 2004 to 2006
Appendix
BlackRock
For the year ended December 31, 2006 PNC Deconsolidation and BlackRock PNC
In millions As Reported Adjustments (a) Other Adjustments Equity Method As Adjusted
Net interest income $2,245 $(10) $2,235
Provision for credit losses 124 124
Noninterest income 6,327 $(1,812) (1,087) $144 3,572
Noninterest expense 4,443 (91) (765) 3,587
Income before minority interest and income taxes 4,005 (1,721) (332) 144 2,096
Minority interest in income of BlackRock 47 18 (65)
Income taxes 1,363 (658) (130) 7 582
Net income $2,595 $(1,081) $(137) $137 $1,514
For the year ended December 31, 2005 BlackRock
PNC Deconsolidation and BlackRock PNC
In millions As Reported Other Adjustments Equity Method As Adjusted
Net interest income $2,154 $(12) $2,142
Provision for credit losses 21 21
Noninterest income 4,173 (1,214) $163 3,122
Noninterest expense 4,306 (853) 3,453
Income before minority interest and income taxes 2,000 (373) 163 1,790
Minority interest in income of BlackRock 71 (71)
Income taxes 604 (150) 11 465
Net income $1,325 $(152) $152 $1,325
(a) Includes the impact of the following items, all on a pretax basis, and adjustment for the tax impact thereof: $2,078 million gain on BlackRock/MLIM transaction, $196 million securities portfolio rebalancing loss, $101 million of BlackRock/MLIM transaction integration costs, $48 million mortgage loan portfolio repositioning loss, and $12 million net loss related to our BlackRock LTIP shares obligation.

Non-GAAP to GAAP
Reconcilement
Income Statement Summary – 2004 to 2006 (continued)
Appendix
For the year ended December 31, 2004 BlackRock
PNC Deconsolidation and BlackRock PNC
In millions As Reported Other Adjustments Equity Method As Adjusted
Net interest income $1,969 $(14) $1,955
Provision for credit losses 52 52
Noninterest income 3,572 (745) $101 2,928
Noninterest expense 3,712 (564) 3,148
Income before minority interest and income taxes 1,777 (195) 101 1,683
Minority interest in income of BlackRock 42 (42)
Income taxes 538 (59) 7 486
Net income $1,197 $(94) $94 $1,197
In millions 2004 2005 2006 CAGR
Adjusted net interest income $1,955 $2,142 $2,235
Adjusted noninterest income 2,928 3,122 3,572
Adjusted total revenue 4,883 5,264 5,807 9%
Adjusted noninterest expense 3,148 3,453 3,587 7%
Adjusted net income $1,197 $1,325 $1,514 12%
In millions 2004 2005 2006 CAGR
Net interest income, as reported $1,969 $2,154 $2,245
Noninterest income, as reported 3,572 4,173 6,327
Total revenue, as reported 5,541 6,327 8,572
24%
Noninterest expense, as reported 3,712 4,306 4,443 9%
Net income, as reported $1,197 $1,325 $2,595
47%

Non-GAAP to GAAP
Reconcilement
Business Segments
Appendix
Nine Months Ending September 30, 2007
Dollars in millions
Retail
Banking
Corporate &
Institutional
Banking Other
Banking and
Other BlackRock PFPC Total
Net interest income (expense) $1,517 $571 $48 $2,136 ($14) $2,122
Noninterest income 1,280 558 260 2,098 $227 631 2,956
Total Revenue $2,797 $1,129 $308 $4,234 $227 $617 $5,078
Noninterest income as a % of
total revenue
46% 49% 84% 50% 100% 102% 58%
Dollars in millions 2007
% of Segments
2006
% Change
Retail Banking $678 53% $581 17%
Corporate & Institutional Banking 341 26% 328 4%
BlackRock (a) 176 14% 137 28%
PFPC 96 7% 93 3%
Total business segment earnings 1,291 1,139
Other (a)(b) (2) 1,080
Total consolidated net income $1,289 $2,219
Nine Months Ending September 30
Earnings (Loss)
(a) For our segment reporting presentation in management'sdiscussion and analysis, after-tax BlackRock/MLIMtransaction integration costs totaling$4 millionand $56 millionfor the nine months ended September30, 2007 and September 30, 2006 have been reclassified from BlackRock to "Other." "Other" for the first nine months of 2007 also includes $45 million of after-tax Mercantile acquisition integration costs.
(b) "Other" for the first nine months of 2006 included the $2,078 million pre-tax, or $1,293 million after-tax, gain on the BlackRock/MLIM transaction recorded in the third quarter of 2006.

The PNC Financial Services Group, Inc. PNC
BB&T Corporation BBT
Comerica CMA
Fifth Third Bancorp FITB
KeyCorp KEY
National City Corporation NCC
Regions Financial RF
SunTrust Banks, Inc. STI
U.S. Bancorp USB
Wachovia Corporation WB
Wells Fargo & Company WFC
Ticker
Peer Group of
Super-Regional Banks
Appendix